Filed Pursuant to Rule 424(b)(3)

File No. 333-108346

PROSPECTUS

MAGMA DESIGN AUTOMATION, INC.

$150,000,000

Zero Coupon Convertible Subordinated Notes due May 15, 2008

and 6,561,680 Shares of Common Stock issuable upon conversion of the Notes

We issued the notes in a private placement in May 2003. With this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes or the shares of our common stock into which the notes are convertible. We will not receive any proceeds from the offering.

The interest rate of the notes is zero. The notes will not accrete interest.

The notes mature on May 15, 2008. We may not redeem the notes prior to their maturity. Holders may require us to repurchase the notes upon a change in control.

The notes are convertible at any time on or before the maturity date into shares of our common stock at an initial conversion price of $22.86 per share, subject to adjustment for certain events. At this conversion price, if all notes were converted into common stock, we would issue 6,561,680 shares of our common stock to holders of the notes. The initial conversion price is equivalent to a conversion rate of approximately 43.7445 shares per $1,000 principal amount of notes. The notes are subordinated to our existing and future senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. Our common stock is quoted on The Nasdaq National Market under the symbol “LAVA.” The closing price of our common stock on February 11, 2004 was $27.96 per share.

The notes sold using this prospectus will no longer be eligible for trading in The Portal MarketSM. We do not intend to list the notes on any other national securities exchange or quotation system.

Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2004.

You should rely only on the information contained in or incorporated by reference into this prospectus. No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus that, nor from a sale made under this prospectus that, our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

Magma, Blast Noise and FixedTiming are registered trademarks, and Blast Create, Blast Fusion, Blast Fusion APX, Blast Plan, Blast Rail, GlassBox and “The Fastest Path from RTL to Silicon” are trademarks of Magma Design Automation. All other product and company names are trademarks and registered trademarks of their respective companies.

SUMMARY

The following summary may not contain all the information that maybe important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Magma,” “we,” “our” and “us” refer to Magma Design Automation, Inc. and its consolidated subsidiaries, unless otherwise specified.

Magma Design Automation

Magma provides design and implementation software that enables chip designers to reduce the time it takes to design and produce complex integrated circuits used in the communications, computing, consumer electronics, networking and semiconductor industries. Our products are used in all major phases of the chip development cycle, from initial design through physical implementation.

An important technical foundation of our software products is our patented FixedTiming methodology, which allows our customers to reduce iterations that are often required in conventional integrated circuit design processes. Our single data model architecture is a key enabler for this methodology and for our ability to deliver automated signal integrity detection and correction. It contains logical and physical information about the design and is resident in core memory during execution, which makes it possible to analyze the design and make rapid tradeoff decisions during the physical design process.

Our software products enable chip designers to meet critical time-to-market objectives, improve chip performance and handle chip designs involving millions of components. Blast Create enables logic designers to visualize, evaluate and improve code quality, design constraints, testability and analysis. Blast Create, Blast Fusion and Blast Fusion APX combine into one integrated chip design flow what traditionally had been separate logic design and physical design processes. Our integrated flow significantly reduces timing closure iterations, allowing our customers to accelerate the time it takes to design and produce deep submicron integrated circuits. Blast Plan enables hierarchical planning and partitioning of a design into blocks that can be designed separately and later combined into a complex chip or system-on-a-chip. Blast Noise detects and corrects signal interference, or crosstalk, in physical designs. Diamond SI performs post-layout signal integrity verification. Blast Rail is a correct-by-construction rail design solution that is integrated with our design implementation flow.

We provide consulting, training and chip design services to help our customers more rapidly adopt our technology. Design services include assisting our customers on complex chip design challenges and providing services ranging from the design and implementation of specific blocks to complete chip designs, including the delivery of the final chip layout, ready for release to manufacturing. We also provide post-contract support, or maintenance, for our products.

We license our software products to semiconductor manufacturers and electronic products companies around the world. Our customers include Broadcom, Infineon, NEC, Texas Instruments, Toshiba and Vitesse. In fiscal 2003, we had two customers that each accounted for at least 10% of revenue, and together accounted for approximately 30% of revenue. In the six months ended September 30, 2003, we had four customers that each accounted for more than 10% of our revenue, and together accounted for approximately 53% of our revenue.

We were incorporated in Delaware in 1997. Our principal executive offices are located at 5460 Bayfront Plaza, Santa Clara, California 95054 and our telephone number is (408) 565-7500.

The Offering

The following is brief summary of some of the terms of the notes offered for resale under this prospectus. For a more complete description of the terms of the notes, see the section entitled “Description of the Notes” in this prospectus.

Securities Offered	$150,000,000 principal amount of Zero Coupon Convertible Subordinated Notes due May 15, 2008.

6,561,680 shares of common stock issuable upon conversion of the notes.

Interest	There is no interest on the notes unless specified defaults under the registration rights agreement occur. See “Description of the Notes—Registration Rights.”

Maturity Date	May 15, 2008.

Conversion Rights	The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $22.86 per share, subject to certain adjustments. This is equivalent to a conversion rate of approximately 43.7445 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest. See “Description of the Notes—Conversion of Notes.”

Optional Redemption	We may not redeem the notes prior to their maturity date.

Sinking Fund	None.

Purchase of Notes at Your Option	Upon a change in control, you may require us to purchase your notes at 100% of the principal amount of the notes.

Subordination	The notes are general unsecured obligations of Magma. The notes are subordinated in right of payment to all existing and future senior indebtedness. The notes are also effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2003, we had no senior indebtedness outstanding for purposes of the indenture and our subsidiaries had approximately $4.4 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles). We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture.

Use of Proceeds	We will not receive any of the proceeds from the selling securityholders’ sale of the notes or shares of our common stock issuable upon conversion of the notes. See “Use of Proceeds.”

Trading	The notes are eligible in PORTAL. However, we can give no assurance as to the liquidity of or trading market for the notes. Our common stock is quoted on The Nasdaq National Market under the symbol “LAVA.”

Risk Factors

Investment in the notes involves risk. You should carefully consider the information under “Risk Factors,” and all other information included in this prospectus and the documents incorporated by reference, before investing in the notes.

RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock or the notes offered hereby could decline.

Risks Related to the Notes and Our Common Stock

The notes are subordinated and there are no financial covenants in the indenture. Our ability to service our debt is dependent to some extent on the earning of, and the receipt of distributions from, our subsidiaries.

The notes are general unsecured obligations of Magma and are subordinated in right of payment to all of our existing and future senior indebtedness, which we may incur in the future. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults or other specified defaults on our designated senior indebtedness.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual restrictions. In addition, various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of September 30, 2003, we had no senior indebtedness outstanding and our subsidiaries had approximately $4.4 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated.

Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

We may be unable to meet the requirements under the indenture to purchase the notes upon a change in control.

Upon a change in control, as defined in the indenture, note holders may require us to purchase all or a portion of their notes. If a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to note holders. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford note holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Hedging transactions and other transactions may affect the value of the notes and our common stock.

We entered into hedging arrangements with Credit Suisse First Boston International when we initially issued the convertible notes, with the objective of reducing the potential dilutive effect of issuing common stock upon conversion of the notes. These hedging arrangements are likely to have caused Credit Suisse First Boston International and others to take positions or continue to take positions in our common stock in secondary market transactions or to enter into derivative transactions at or after the sale of the notes. Any market participants entering into hedging arrangements are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock or other securities, which may increase the volatility and reduce the market price of our common stock. We cannot assure you that such activity will not adversely affect the market price of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell our convertible notes or our common stock when desired or at attractive prices.

Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The Nasdaq National Market under the symbol “LAVA”. On February 11, 2004, the last reported trading price of our common stock on Nasdaq was $27.96 per share. The initial conversion price of the notes is $22.86 per share. There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth in this section of the prospectus and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock on conversion also will be subject to the risk of volatility and depressed prices of our common stock.

Sales of substantial amounts of shares of our common stock in the public market after the note offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

A market may not develop for the notes.

There is no established public trading market for the notes. At the time of the initial issuance of the notes in May 2003, the initial purchasers advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by the Securities and Exchange Act. As a result, a market for the notes may not be maintained. If an active market for the notes fails to be sustained, the trading price of the notes could decline significantly.

The notes may not be rated or may receive a lower rating than anticipated, which may harm the market price of the notes and our common stock.

The notes have not been rated and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated in April 1997 and introduced our first principal software product, Blast Fusion, in April 1999. Our business model is still emerging, and the revenue and income potential of our business and market is unproven. We have a limited history of generating revenue from our software products. As a result of our short operating history, we have limited financial data that can be used to evaluate our business. Our software products represent a new approach to the challenges presented in the electronic design automation market, which to date has been dominated by established companies with longer operating histories. Key markets within the electronic design automation industry may fail to adopt our proprietary technologies and software products. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties often encountered by relatively young companies.

We have a history of losses prior to fiscal 2003 and had an accumulated deficit of approximately $115.1 million as of September 30, 2003; if we do not increase profitability, the public trading price of our stock would be likely to decline.

We had an accumulated deficit of approximately $115.1 million as of September 30, 2003. Although we achieved profitability in fiscal 2003, we incurred losses in prior years. If we incur new losses, or do not increase profitability at a level expected by securities analysts or investors, the market price of our common stock is likely to decline. If we incur net losses, we may not be able to maintain or increase our number of employees or our investment in capital equipment, sales, marketing, and research and development programs, and we may not be able to continue to operate.

Our quarterly results are difficult to predict, and if we miss quarterly financial expectations, our stock price could decline.

Our quarterly revenue and operating results are difficult to predict, and fluctuate from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly operating results may be caused by many factors, including:

•	size and timing of customer orders, which are received unevenly and unpredictably throughout a fiscal year;

•	the mix of products licensed and types of license agreements;

•	our ability to recognize revenue in a given quarter;

•	timing of customer license payments;

•	time-based license agreements with graduated payment schedules that reflect phased deployment of our software and lower relative payments in the first years;

•	the relative mix of time-based licenses bundled with maintenance, unbundled time-based license agreements and perpetual license agreements, each of which has different revenue recognition practices;

•	the relative mix of our license and services revenues;

•	our ability to win new customers and retain existing customers;

•	changes in our pricing and discounting practices and licensing terms and those of our competitors;

•	changes in the level of our operating expenses, including increases in incentive compensation payments that may be associated with future revenue growth;

•	changes in the interpretation of the authoritative literature under which we recognize revenue;

•	the timing of product releases or upgrades by us or our competitors; and

•	the integration, by us or our competitors, of newly-developed or acquired products.

Customer payment defaults may cause us to be unable to recognize revenue from backlog and may have a material adverse effect on our financial condition and results of operations.

As of September 30, 2003, we had approximately $230.0 million in backlog, which we define as non-cancelable contractual commitments by our customers, through purchase orders or contracts that have no contingencies other than our performance. We expect that we will ultimately be able to recognize this backlog as revenue. However, if a customer defaults and fails to pay amounts owed, we may not be able to recognize expected revenue from backlog. In the current economic environment it is possible that customers from whom we expect to derive revenue from backlog will default or that the level of defaults will increase. Any material payment default by our customers could reduce the amount of backlog we recognize as revenue and could have a material adverse effect on our financial condition and results of operations.

Our lengthy and unpredictable sales cycle, and the large size of some orders, makes it difficult for us to forecast revenue and increases the magnitude of quarterly fluctuations, which could harm our stock price.

Customers for our software products typically commit significant resources to evaluate available software. The complexity of our products requires us to spend substantial time and effort to assist potential customers in evaluating our software and in benchmarking it against our competition. As the complexity of the products we sell increases, we expect the sales cycle to lengthen. In addition, potential customers may be limited in their current spending by existing time-based licenses with their legacy vendors. In these cases, customers delay a significant new commitment to our software until the term of the existing license has expired. Also, because our products require a significant investment of time and cost by our customers, we must target those individuals within the customer’s organization who are able to make these decisions on behalf of their companies. These individuals tend to be senior management in an organization, typically at the vice president level. We may face difficulty identifying and establishing contact with such individuals. Even after initial acceptance, the negotiation and documentation processes can be lengthy. Our sales cycle typically ranges between three and nine months, but can be longer. Any delay in completing sales in a particular quarter could cause our operating results to fall below expectations.

We rely on a small number of customers for a significant portion of our revenue, and our revenue could decline due to delays of customer orders or the failure of existing customers to renew licenses or if we are unable to maintain or develop relationships with current or potential customers.

Our business depends on sales to a small number of customers. In the six months ended September 30, 2003, we had four customers that each accounted for more than 10% of our revenue and that together accounted for approximately 53% of our revenue. In the six months ended September 30, 2002, we had two customers that each accounted for more than 10% of our revenue and that together accounted for approximately 26% of our revenue.

We expect that we will continue to depend upon a relatively small number of customers for a substantial portion of our revenue for the foreseeable future. If we fail to sell sufficient quantities of our products and services to one or more customers in any particular period, or if a large customer reduces purchases of our products or services, defers orders, or fails to renew licenses, our business and operating results will be harmed.

Most of our customers license our software under time-based licensing agreements, with terms that typically vary from 15 months to 48 months. Most of our licensing agreements automatically expire at the end of the term unless the customer renews the license with us or purchases a perpetual license. If our customers do not renew their licenses, we may not be able to maintain our current revenue or may not generate additional revenue. Some of our licensing agreements allow customers to terminate an agreement prior to its expiration under limited circumstances—for example, if our products do not meet specified performance requirements or goals. If these agreements are terminated prior to expiration or we are unable to collect under these agreements, our revenue may decline.

Some contracts with extended payment terms provide for payments which are weighted toward the later part of the contract term. Accordingly, as the payment terms are extended, the revenue from these contracts is not recognized evenly over the contract term, but is recognized as the lesser of the cumulative amounts due and payable or ratably for bundled agreements, and as amounts become due and payable for unbundled agreements, at each period end. Revenue recognized under these arrangements will be higher in the later part of the contract term, which puts our revenue recognition in the future at greater risk of the customer’s continuing credit-worthiness. In addition, some of our customers have extended payment terms, which creates additional credit risk.

Implementing rigorous internal control over financial reporting is difficult and time-consuming and if we are not able to ensure effective control, investor confidence may weaken and the trading price of our common stock may decline.

We have experienced difficulties in completing our quarterly and year-end financial closing process without adjustments proposed by our independent auditor. Adjustments have related to matters such as revenue recognition, accounts payable, accrued liabilities, prepaid commissions and strategic investments. Although we have taken steps to improve the design and implementation of internal control over financial reporting as it relates to our financial closing process, we cannot assure you that these steps will be successful. In addition, we may encounter unexpected difficulties with internal control over financial reporting. If our internal control system is not effective, we may encounter difficulties with the maintenance of records, recording of transactions in accordance with generally accepted accounting principles and our policies, or assurance about prevention or detection of unauthorized use of our assets. Failing to maintain an effective system of internal control could cause a loss of investor confidence in our reported results and harm our stock price.

We compete against companies that hold a large share of the electronic design automation market. If we cannot compete successfully, we will not gain market share.

We currently compete with companies that hold dominant shares in the electronic design automation market, such as Cadence and Synopsys. Each of these companies has a longer operating history and significantly greater financial, technical and marketing resources than we do, as well as greater name recognition and larger installed customer bases. Our competitors are better able to offer aggressive discounts on their products, a practice they often employ. Our competitors offer a more comprehensive range of products than we do; for example, we do not offer logic simulation, formal verification, full-feature custom layout editing, analog or mixed signal products, which can sometimes be an impediment to our winning a particular customer order. In addition, our industry has traditionally viewed acquisitions as an effective strategy for growth in products and market share and our competitors’ greater cash resources and higher market capitalization may give them a relative advantage over us in buying companies with promising new chip design products or companies that may be too large for us to acquire without a strain on our resources. Examples of acquisitions by our competitors include Synopsys’ acquisition of Avant! and Cadence’s acquisitions of Get2Chip, Silicon Perspective, Plato, Simplex, K2 Technologies, Verplex and Cadmos. Further consolidation in the electronic design automation market could result in an increasingly competitive environment. Competitive pressures may prevent us from gaining market share, require us to reduce the price of products and services or cause us to lose existing customers, which could harm our business. To execute our business strategy successfully, we must continue to increase our sales worldwide. If we fail to do so in a timely manner or at all, we may not be able to gain market share and our business and operating results could suffer.

Also, a variety of small companies continue to emerge, developing and introducing new products. Any of these companies could become a significant competitor in the future. We also compete with the internal chip design automation development groups of our existing and potential customers. Therefore, these customers may not require, or may be reluctant to purchase, products offered by independent vendors.

Our competitors may develop or acquire new products or technologies that have the potential to replace our existing or new product offerings. The introduction of these new or additional products by competitors may cause potential customers to defer purchases of our products. If we fail to compete successfully, we will not gain market share and our business will fail.

We may not be successful in integrating the operations of acquired companies and acquired technology.

We expect to continuously evaluate the possibility of accelerating our growth through acquisitions, as is customary in the electronic design automation industry. Achieving the anticipated benefits of past and possible future acquisitions will depend in part upon whether we can integrate the operations, products and technology of acquired companies with our operations, products and technology in a timely and cost-effective manner. The process of integrating with acquired companies and acquired technology is complex, expensive and time-consuming, and may cause an interruption of, or loss of momentum in, the product development and sales activities and operations of both companies. We cannot assure you that any part or all of the integration will be accomplished on a timely basis, or at all. Assimilating previously acquired companies such as Silicon Metrics Corporation, or any other companies we may seek to acquire in the future, involves a number of other risks, including, but not limited to:

•	adverse effects on existing customer relationships, such as cancellation of orders or the loss of key customers;

•	difficulties in integrating or an inability to retain the employees of the acquired company;

•	difficulties in integrating the operations of the acquired company, such as information technology resources, manufacturing processes, and financial and operational data;

•	difficulties in integrating the technologies of the acquired company into our products;

•	potential incompatibility of business cultures;

•	potential dilution to existing stockholders if we have to incur debt or issue equity securities to pay for any future acquisitions; and

•	additional expenses associated with the amortization of intangible assets.

We may not be able to hire the number of qualified engineering personnel required for our business, particularly field application engineering personnel, which would harm our ability to grow.

We continue to experience difficulty in hiring and retaining skilled engineers with appropriate qualifications to support our growth strategy. Our success depends on our ability to identify, hire, train and retain qualified engineering personnel with experience in integrated circuit design. Specifically, we need to attract and retain field application engineers to work with our direct sales force to technically qualify new sales opportunities and perform design work to demonstrate our products’ capabilities to customers during the benchmark evaluation process. Competition for qualified engineers is intense, particularly in Silicon Valley where our headquarters are located. If we lose the services of a significant number of our engineers or we cannot hire additional engineers, we will be unable to increase our sales or implement or maintain our growth strategy.

Because many of our current competitors have pre-existing relationships with our current and potential customers, we might not be able to gain market share, which could harm our operations.

Many of our competitors, including Cadence and Synopsys, have established relationships with our current and potential customers and can devote substantial resources aimed at preventing us from establishing or enhancing our customer relationships. These existing relationships can make it difficult for us to obtain additional customers due to the substantial investment that these potential customers have already made in their current design flows. If we are unable to gain market share due to these relationships with our potential customers, our operating results could be harmed.

Our operating results will be significantly harmed if chip designers do not adopt Blast Fusion and Blast Fusion APX.

Blast Fusion and Blast Fusion APX have accounted for a significant majority of our revenue since our inception and we believe that revenue from Blast Fusion and Blast Fusion APX and related products will account for most of our revenue for the foreseeable future. If integrated circuit designers do not adopt Blast Fusion and Blast Fusion APX, our operating results will be significantly harmed. We must continue market penetration of Blast Fusion and Blast Fusion APX to achieve our growth strategy and financial success.

If the industries into which we sell our products experience recession or other cyclical effects affecting our customers’ research and development budgets, our revenue would be likely to decline.

Demand for our products is driven by new integrated circuit design projects. The demand from semiconductor and systems companies is uncertain and difficult to predict. Slower growth in the semiconductor and systems industries, a reduced number of design starts, reduction of electronic design automation budgets or continued consolidation among our customers would harm our business and financial condition. We have experienced slower growth in revenue than we anticipated as a result of the prolonged downturn and decreased spending by our customers in the semiconductor and systems industries.

The primary customers for our products are companies in the communications, computing, consumer electronics, networking and semiconductor industries. Any significant downturn in our customers’ markets or in general economic conditions that results in the cutback of research and development budgets or the delay of software purchases would be likely to result in lower demand for our products and services and could harm our business. For example, the United States economy, including the semiconductor industry, is currently experiencing a slowdown, which has negatively impacted and may continue to impact our business and operating results. Terrorist attacks in the United States, the aftermath of war with Iraq and other worldwide events including in the Middle East have increased uncertainty in the United States economy. If the economy continues to decline as a result of the economic, political and social turmoil, existing customers may delay their implementation of our software products and prospective customers may decide not to adopt our software products, either of which could negatively impact our business and operating results.

In addition, the markets for semiconductor products are cyclical. In recent years, some Asian countries have experienced significant economic difficulties, including devaluation and instability, business failures and a depressed business environment. These difficulties triggered a significant downturn in the semiconductor market, resulting in reduced budgets for chip design tools, which, in turn, negatively impacted us. We have experienced delayed orders and slower deployment of our products under new orders as a result of reduced budgets for chip design tools. In addition, the electronics industry has historically been subject to seasonal and cyclical fluctuations in demand for its products, and this trend may continue in the future. These industry downturns have been, and may continue to be, characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices.

Difficulties in developing and achieving market acceptance of new products and delays in planned release dates of our software products and upgrades may harm our business.

To succeed, we will need to develop innovative new products. We may not have the financial resources necessary to fund all required future innovations. Also, any revenue that we receive from enhancements or new generations of our proprietary software products may be less than the costs of development. If we fail to develop and market new products in a timely manner, our reputation and our business will suffer.

Our costs of customer engagement and support are high, so our gross margin may decrease if we incur higher-than-expected costs associated with providing support services in the future or if we reduce our prices.

Because of the complexity of our products, we typically incur high field application engineering support costs to engage new customers and assist them in their evaluations of our products. If we fail to manage our customer engagement and support costs, our operating results could suffer. In addition, our gross margin may decrease if we are unable to manage support costs associated with the mix of license and services revenue we generate or if we reduce prices in response to competitive pressure.

Product defects could cause us to lose customers and revenue, or to incur unexpected expenses.

Our products depend on complex software, both internally developed and licensed from third parties. Our customers may use our products with other companies’ products, which also contain complex software. If our software does not meet our customers’ performance requirements, our customer relationships may suffer. Also, a limited number of our contracts include specified ongoing performance criteria. If our products fail to meet these criteria, it may lead to termination of these agreements and loss of future revenue. Complex software often contains errors. Any failure or poor performance of our software or the third-party software with which it is integrated could result in:

•	delayed market acceptance of our software products;

•	delays in product shipments;

•	unexpected expenses and diversion of resources to identify the source of errors or to correct errors;

•	damage to our reputation;

•	delayed or lost revenue; and

•	product liability claims.

Our product functions are often critical to our customers, especially because of the resources our customers expend on the design and fabrication of integrated circuits. Many of our licensing agreements contain provisions to provide a limited warranty, which provides the customer with a right of refund for the license fees if we are unable to correct errors reported during the warranty period. If our contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business. We currently do not carry product liability insurance.

Much of our business is international, which exposes us to risks inherent to doing business internationally that could harm our business. We also intend to expand our international operations. If our revenue from this expansion does not exceed the expenses associated with this expansion, our business and operating results could suffer.

We generated 48% of our total revenue from sales outside North America for the six months ended September 30, 2003, compared to 30% in the six months ended September 30, 2002. While most of our international sales to date have been denominated in U.S. dollars, our international operating expenses have been denominated in foreign currencies. As a result, a decrease in the value of the U.S. dollar relative to the foreign currencies could increase the relative costs of our overseas operations, which could reduce our operating margins.

The expansion of our international operations includes the maintenance of sales offices in Europe, the Middle East, and the Asia-Pacific region. If our revenue from international operations does not exceed the expense of establishing and maintaining our international operations, our business could suffer. Additional risks we face in conducting business internationally include:

•	difficulties and costs of staffing and managing international operations across different geographic areas;

•	changes in currency exchange rates and controls;

•	uncertainty regarding tax and regulatory requirements in multiple jurisdictions;

•	the possible lack of financial and political stability in foreign countries, preventing overseas sales growth;

•	the aftermath of war in Iraq;

•	the effects of terrorist attacks in the United States and any related conflicts or similar events worldwide.

Future changes in accounting standards, specifically changes affecting revenue recognition, could cause adverse unexpected revenue fluctuations.

Future changes in accounting standards for interpretations thereof, specifically those changes affecting software revenue recognition, could require us to change our methods of revenue recognition. These changes could result in deferral of revenue recognized in current periods to subsequent periods or in accelerated recognition of deferred revenue to current periods, each of which could cause shortfalls in meeting the expectations of investors and securities analysts. Our stock price could decline as a result of any shortfall. Future implementation of internal controls reporting and attestation requirements will impose additional financial and administrative obligations on us that could adversely affect our results.

Changes in effective tax rates could affect our results of operations.

Our future effective tax rates could be adversely affected by the following:

•	earnings being lower than anticipated in countries where we are taxed at lower statutory rates as compared to the U.S. tax rate;

•	an increase in expenses not deductible for tax purposes, including write-offs of acquired in-process technology;

•	changes in the valuation of our deferred tax assets and liabilities; or

•	changes in tax laws or interpretations of such tax laws.

Our success will depend on our ability to keep pace with the rapidly evolving technology standards of the semiconductor industry. If we are unable to keep pace with rapidly changing technology standards, our products could be rendered obsolete, which would cause our operating results to decline.

The semiconductor industry has made significant technological advances. In particular, recent advances in deep sub-micron technology have required electronic design automation companies to continuously develop or acquire new products and enhance existing products. The evolving nature of our industry could render our existing products and services obsolete. Our success will depend, in part, on our ability to:

•	enhance our existing products and services;

•	develop and introduce new products and services on a timely and cost-effective basis that will keep pace with technological developments and evolving industry standards;

•	address the increasingly sophisticated needs of our customers; and

•	acquire other companies that have complementary or innovative products.

If we are unable, for technical, legal, financial or other reasons, to respond in a timely manner to changing market conditions or customer requirements, our business and operating results could be seriously harmed.

Because competition for qualified personnel is intense in our industry, we may not be able to recruit necessary personnel, which could impact the development or sales of our products.

Our success will also depend on our ability to attract and retain senior management, sales, marketing and other key personnel. Because of the intense competition for such personnel, it is possible that we will fail to retain key technical and managerial personnel. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. This could harm the market’s perception of our business and our ability to achieve our business goals.

Our success is highly dependent on the technical, sales, marketing and managerial contributions of key individuals, and we may be unable to recruit and retain these personnel.

We depend on our senior executives, and our research and development, sales and marketing personnel, who are critical to our business. We do not have long-term employment agreements with our key employees, and we do not maintain any key person life insurance policies. If we lose the services of any of these key executives, our product development processes and sales efforts could be slowed. We may also incur increased operating expenses and be required to divert the attention of other senior executives to search for their replacements. The integration of our new executives or any new personnel could disrupt our ongoing operations.

If we fail to maintain competitive stock option packages for our employees, or if our stock price declines materially for a protracted period of time, we might have difficulty retaining our employees and our business may be harmed.

In today’s competitive technology industry, employment decisions of highly skilled personnel are influenced by stock option packages, which offer incentives above traditional compensation only where there is a consistent, long-term upward trend over time of a company’s stock price. If our stock price declines due to market conditions, investors’ perceptions of the technology industry or managerial or performance problems we have, our stock option incentives may lose value to key employees, and we may lose these employees or be forced to grant additional options to retain them. This in turn could result in:

•	immediate and substantial dilution to investors resulting from the grant of additional options necessary to retain employees; and

•	potential compensation charges against the company, which could negatively impact our operating results.

In addition, if we were required to account for stock options as an operating expense, our net income would be reduced or net losses increased. Accordingly, our financial results would be adversely affected, particularly relative to companies that grant fewer stock options. If we reduce our level of stock option grants, our ability to recruit and retain employees may be adversely affected.

If our sales force compensation arrangements are designed poorly, we may lose sales personnel and resources.

Designing an effective incentive compensation structure for our sales force is critical to our success. We have experimented, and continue to experiment, with different systems of sales force compensation. If our incentives are not well designed, we may experience reduced revenue generation, and we may also lose the services of our more productive sales personnel, either of which would reduce our revenues or potential revenues.

Fluctuations in our growth place a strain on our management systems and resources, and if we fail to manage the pace of our growth our business could be harmed.

Periods of growth followed by efforts to realign costs when revenue growth is slower than anticipated have placed a strain on our management, administrative and financial resources. For example, in the third quarter of fiscal year 2003, we laid off 32 employees. Over time we have significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations. To pace the growth of our operations with the growth in our revenue, we must continue to improve administrative, financial and operations systems, procedures and controls. Failure to improve our internal procedures and controls could result in a disruption of our operations and harm to our business. If we are unable to manage our growth the execution of our business plan could be delayed.

We may have difficulty assimilating technology, personnel and operations from acquisitions, and these difficulties may disrupt our business and divert management’s attention.

We have made acquisitions and we may continue to pursue acquisitions that we believe may complement our business. If we do acquire additional companies, the integration of the separate operations of our company and an acquisition partner may result in problems related to integration of technology and management teams, either of which could divert management’s attention from day-to-day operations. We may not realize all of the anticipated benefits of acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition. Our products incorporate software licensed from third parties, and if we lose or are unable to maintain any of these software licenses, our product shipments could be delayed or reduced.

We use software, such as front-end language processing, license keying software and schematic viewing software that we license from third parties. We have also licensed the rights to some technologies from various universities, including the Technical University of Eindhoven, Delft University and the University of California, Berkeley. These third-party software licenses may not continue to be available on commercially reasonable terms, or at all. If we cannot maintain existing third-party technology licenses or enter into licenses for other existing or future technologies needed for our products, we could be required to cease or delay product shipments while we seek to develop alternative technologies.

If chip designers and manufacturers do not integrate our software into existing design flows, or if other software companies do not cooperate in working with us to interface our products with their design flows, demand for our products may decrease.

To implement our business strategy successfully, we must provide products that interface with the software of other electronic design automation software companies. Our competitors may not support our or our customers’ efforts to integrate our products into their existing design flows. We must develop cooperative relationships with competitors so that they will work with us to integrate our software into a customer’s design flow. Currently, our software is designed to interface with the existing software of Cadence, Synopsys and others. If we are unable to convince customers to adopt our software products instead of those of competitors offering a broader set of products, or if we are unable to convince other semiconductor companies to work with us to interface our software with theirs to meet the demands of chip designers and manufacturers, our business and operating results will suffer.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our software and other proprietary technology. We currently have a number of issued patents in the United States, but this number is relatively few in relation to our competitors.

These legal protections afford only limited protection for our technology. In addition, rights that may be granted under any patent application that may issue in the future may not provide competitive advantages to us. Further, patent protection in foreign jurisdictions where we may need this protection may be limited or unavailable. It is possible that:

•	our pending U.S. and non-U.S. patent applications may not be issued;

•	competitors may design around our present or future issued patents or may develop competing non-infringing technologies;

•	present and future issued patents may not be sufficiently broad to protect our proprietary rights; and

•	present and future issued patents could be successfully challenged for validity and enforceability.

We believe the patent portfolios of our competitors are far larger than ours, and this may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses.

We rely on trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and if these rights are not sufficiently protected, it could harm our ability to compete and generate income.

To establish and protect our proprietary rights, we rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to agreements, which impose certain restrictions on the licensee’s ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. Our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions in U.S. and foreign jurisdictions may not prevent misappropriation of our technologies or deter others from developing similar technologies;

•	competitors may independently develop similar technologies and software code;

•	for some of our trademarks, Federal U.S. trademark protection may be unavailable to us;

•	our trademarks may not be protected or protectable in some foreign jurisdictions;

•	the validity and scope of our U.S. and foreign trademarks could be successfully challenged; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

The laws of some countries in which we market our products may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for it, which would harm our competitive position and market share.

We may face intellectual property infringement or other claims against us or our customers that could be costly to defend and result in our loss of significant rights.

Many of our contracts contain provisions in which we agree to indemnify our customers from third-party intellectual property infringement claims. Other parties may assert intellectual property infringement claims against us or our customers, and our products may infringe the intellectual property rights of third parties. We have also acquired or may hereafter acquire software as a result of our past or future acquisitions, and we may be subject to claims that such software infringes the intellectual property rights of third parties. If we become involved in litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, if at all.

Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Our products may infringe third-party patents that may relate to our products. Also, we may be unaware of filed patent applications that relate to our software products. We believe the patent portfolios of our competitors are far larger than ours, and this may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses.

We may also become involved in litigation unrelated to intellectual property infringement claims. For example, in August 2001, a complaint was filed against us alleging breach of contract, among other things. This litigation was recently settled. We may not be successful in defending other claims that may be made against us. Regardless of the outcome, litigation can result in substantial expense and could divert the efforts of our management and technical personnel.

Our directors, executive officers and principal stockholders own a substantial portion of our common stock and this concentration of ownership may allow them to elect most of our directors and could delay or prevent a change in control of Magma.

Our directors, executive officers and stockholders who currently own over 5% of our common stock beneficially own a substantial portion of our outstanding common stock. These stockholders, if they vote together, will be able to significantly influence all matters requiring stockholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which stockholders might receive a premium over the market price for their shares or prevent changes in control or management.

Our stock price may decline significantly because of stock market fluctuations that affect the prices of technology stocks. A decline in our stock price could result in securities class action litigation against us, that could divert management’s attention and harm our business.

The stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock. In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources, which could harm our ability to execute our business plan.

We may need additional capital in the future, but there is no assurance that funds would be available on acceptable terms.

In the future we may need to raise additional capital in order to achieve growth or other business objectives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures would be limited.

Our certificate of incorporation, bylaws and Delaware corporate law contain anti-takeover provisions, which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders. We could also adopt a stockholder rights plan, which could also delay or prevent a change in control.

Delaware law, as well as our certificate of incorporation and bylaws, contain anti-takeover provisions that could delay or prevent a change in control of our company, even if the change of control would be beneficial to the stockholders. These provisions could lower the price that future investors might be willing to pay for shares of our common stock. These anti-takeover provisions:

•	authorize the Board of Directors without prior stockholder approval to create and issue preferred stock that can be issued increasing the number of outstanding shares and deter or prevent a takeover attempt;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	establish a classified Board of Directors requiring that not all members of the board be elected at one time;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	limit the ability of stockholders to call special meetings of stockholders; and

•	require advanced notice requirements for nominations for election to the Board of Directors and proposals that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of our company. That section generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date the stockholder became an interested stockholder. Also, our stock option plans include change-in-control provisions that allow us to grant options or stock purchase rights that will become vested immediately upon a change in control of us.

The board of directors also has the power to adopt a stockholder rights plan, which could delay or prevent a change in control even if the change in control appeared to be beneficial to stockholders. These plans, sometimes called “poison pills,” are sometimes criticized by institutional investors or their advisors and could affect our rating by such investors or advisors. If the board were to adopt such a plan it might have the effect of reducing the price that new investors are willing to pay for shares of our common stock.

We are subject to risks associated with changes in foreign currency exchange rates.

We transact some portions of our business in various foreign currencies. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to operating expenses in the United Kingdom, Europe and Japan, which are denominated in the respective local currencies. As of September 30, 2003, we had no foreign hedging contracts outstanding. We do not currently use financial instruments to hedge operating expenses in the United Kingdom and Japan denominated in the respective local currency. We assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year ended March 31,					Six-month period ended
	1999(1)	2000(1)	2001(1)	2002(1)	2003	September 30, 2002	September 30, 2003
Ratio of earnings available to cover fixed charges(2)	—	—	—	—	6.58	4.88	9.13

(1)	Earnings were inadequate to cover fixed charges by $9.28 million, $32.98 million, $45.89 million and $35.51 million in the fiscal years ended March 31, 1999, March 31, 2000, March 31, 2001 and March 31, 2002, respectively.
(2)	For purposes of calculating this ratio, “earnings” consist of income (loss) before income taxes, before adjustment for minority interests in consolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expense, including a preferred stock dividend, the amortization of debt issuance costs, and the component of rental expense believed by management to be representative of the interest factor thereon.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. We have in the past and may in the future make forward-looking statements orally to analysts, investors, the media and others. We make forward-looking statements in our Management’s Discussion and Analysis and Business sections of our periodic filings with the SEC, and you can often identify these and other forward-looking statements by words such as “becoming,” “may,” “will,” “should,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” or using the negative of such words, or comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and we have based these expectations on our beliefs and assumptions, such expectations may prove to be incorrect. Our actual results of operations and financial performance could differ significantly from those expressed in or implied by our forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: increasing competition in the electronic design automation market; the impact of the economic recession; effects that terrorist activities or events in the Middle East may have on Magma, its customers and industry; any delay of customer orders or failure of customers to renew licenses; weaker-than-anticipated sales of Magma’s products and services; weakness in the semiconductor or electronic systems industries; the ability to successfully manage Magma’s expanding operations; the ability to attract and retain the key management and technical personnel needed to operate Magma successfully; the ability to continue to deliver competitive products to customers to help them get their products to market; and changes in accounting rules.

For information about other factors that could cause actual results to differ from the expectations stated in the forward-looking statements, see the “Risk Factors” section of this prospectus. We urge investors to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. All subsequent written or oral forward-looking statements attributable to our company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the selling securityholders’ sale of the notes or shares of our common stock issuable upon conversion of the notes.

SELLING SECURITYHOLDERS

The following table presents the name of each selling securityholder and the principal amounts of notes and number of shares of our common stock that each selling securityholder may offer under this prospectus. In May 2003 the notes were originally issued by us and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act. To our knowledge, except as disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The principal amounts of notes provided in the table below are based on information provided to us by each of the selling securityholders as of February 2004. The number of shares of common stock that may be sold is calculated based on the current conversion rate of 43.7445 shares of common stock per $1,000 principal amount in notes. With the exception of the holders noted in the table below, if each selling securityholder named below converted all of its notes, each would own less than 1% of our outstanding common stock, based on 33,391,391 shares of our common stock outstanding as of January 15, 2004.

Since the selling stockholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning additional selling securityholders not identified in this prospectus shall be set forth in post-effective amendments; transferees, successors and donees of selling shareholders identified in this prospectus may be named in supplements to this prospectus. In addition, the conversion price, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Name of beneficial owner	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold (1)	Percentage of common stock outstanding
Arkansas Teachers Retirement (2)	$3,645,000	2.4%	159,448	*
Baptist Health of South Florida (2)	505,000	*	22,090	*
Citadel Equity Fund, Ltd. (3)	49,065,000	32.7%	2,146,323	6.0%
Citadel Credit Trading Ltd. (3)	6,435,000	4.3%	281,495	*
CNH CA Master Account, L.P. (4)	2,000,000	1.3%	87,489	*
Credit Suisse First Boston Europe Limited (5)	20,000,000	13.3%	874,890	2.6%
The Drake Offshore Master Fund, Ltd. (6)	20,000,000	13.3%	874,890	2.6%
Engineers Joint Pension Fund (2)	340,000	*	14,873	*
Highbridge International LLC (7)	12,500,000	8.3%	546,806	1.6%
MSD TCB, LP (8)	25,500,000	17.0%	1,115,484	3.2%
Nicholas Applegate Capital Management Convertible Mutual Fund (2)	615,000	*	26,902	*
Polygon Global Opportunities Masterfund (9)	3,000,000	2.0%	131,233	*

Name of beneficial owner	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold (1)	Percentage of common stock outstanding
San Diego City Retirement (2)	730,000	*	31,933	*
San Diego County Convertible (2)	1,550,000	1.0%	67,803	*
Susquehanna Capital Group (10)	2,500,000	1.7%	109,361	*
Wake Forest University (2)	375,000	*	16,404	*
Wyoming State Treasurer (2)	795,000	*	34,776	*

(1)	The numbers in this column include the notes held by each beneficial owner, as converted to shares of our common stock at the current conversion rate of $43.7445 shares of common stock per $1,000 principal amount in notes. This conversion price is subject to adjustment as described under “Description of the Notes – Conversion of Notes.”

(2)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. Nicholas-Applegate’s proxy committee sets policies on the voting of all of Nicholas-Applegate clients’ securities to be voted by Nicholas-Applegate for clients. These policies are available to clients of Nicholas-Applegate upon request.

(3)	This selling securityholder has identified itself as an affiliate of a registered broker-dealer. See the “Plan of Distribution” for required disclosure on these selling securityholders.

(4)	Robert Krail, Mark Mitchell and Todd Pulvino are investment principals of CNH Partners, LLC (“CNH”), which serves as investment advisor to this selling securityholder. Messrs. Krail, Mitchell and Pulvino act on behalf of CNH and CNH has sole voting and dispositive power over these securities.

(5)	Credit Suisse First Boston Europe Limited is a wholly-owned subsidiary of Credit Suisse First Boston LLC, with whom we have a material relationship because it was one of the initial purchasers of the notes. This selling securityholder has identified itself as an affiliate of a broker-dealer. See the “Plan of Distribution” for required disclosure on these selling securityholders.

(6)	Anthony Faillace, as Chief Investment Officer, and Darren Clipston as a portfolio manager of Drake Capital Management LLC, investment advisor to the Drake Offshore Master Fund, Ltd., have sole voting and dispositive power over these securities.

(7)	Glenn Dubin and Henry Swieca are principals of Highbridge Capital Management, trading advisor of Highbridge International LLC, and as such, they share the voting and dispositive power over these securities. This selling securityholder has identified itself as an affiliate of a registered broker-dealer. See “Plan of Distribution” for the required disclosure on these selling securityholders.

(8)	Glenn Fuhrman and John Phelan are managing principals of MSD TCB, LP and as such, they share the voting and dispositive power over these securities.

(9)	Alex Jackson, Byron Knief, Brandon Jones, Erik Caspersen, Greville Ward and Reade Griffith are members of the board of directors of this selling securityholder and as such, they share the voting and dispositive power over these securities.

(10)	Michael Ferry is an employee of this selling securityholder and has sole voting and dispositive power over these securities. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, is an underwriter of these securities. See “Plan of Distribution” for required disclosure on these selling securityholders.

PLAN OF DISTRIBUTION

We are registering the notes, and shares of our common stock issuable upon conversion of the notes, on behalf of the selling securityholders. The selling securityholders acquired their notes from the initial purchasers who purchased the notes from us in May 2003. This prospectus covers the resale of the selling securityholders’ notes and the shares of common stock that we issue if and when their notes are converted. The selling securityholders are bound by a registration rights agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

The selling securityholders may offer and sell notes or shares from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell notes or shares received from a named selling securityholder after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on an exchange or quotation service or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling securityholders may also engage in similar transactions. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Each selling securityholder that is an affiliate of a registered broker-dealer has represented to us that it purchased the securities in the ordinary course of business and that at the time of such purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

Any selling securityholders that is a registered broker-dealer, agent or underwriter that participates with the selling securityholders in the distribution of the securities, may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with the securities covered by this prospectus. A selling securityholder that is a registered broker-dealer that purchased the securities for investment purposes will be deemed an “underwriter.” In these cases, any commissions received by these broker-dealers, agents or underwriters and any profits, discounts, commissions or concessions on the resale of the securities purchased by them may be deemed to be underwriting commissions. If a selling securityholder holder is deemed to be an underwriter, the selling securityholder may be subject to certain liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling securityholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

The selling securityholders and any other person participating in a distribution of the notes or our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the notes and common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the notes and the shares and the ability of any person or entity to engage in market-making activities in the notes and shares.

We will use our reasonable efforts to keep this shelf registration statement effective until the earliest of:

•	two years from the latest date of original issuance of the notes;

•	the date when all of the registrable securities have been transferred pursuant to the shelf registration statement or Rule 144 under the Securities Act, or any similar provision then in force;

•	the expiration of the holding period under Rule 144(k) under Securities Act applicable to non-affiliates of Magma Design Automation; and

the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

We are permitted to suspend the use of this prospectus for up to a total of 60 days in any 90-day period or a total of 90 days in any twelve-month period under circumstances relating to pending corporate developments, public filings with the SEC and similar events.

We have agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders must pay all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

We and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

Our common stock is listed on the Nasdaq National Market under the symbol “LAVA”. We do not intend to apply fort the listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, we cannot assure you that the notes will be liquid or that any trading for the notes will develop.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of May 22, 2003, between us and U.S. Bank National Association, as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes are listed as exhibits to the registration statement in connection with this prospectus.

In this section of the prospectus entitled “Description of the Notes,” when we refer to “Magma,” “we,” “our,” or “us,” we are referring to Magma Design Automation, Inc. and not any of its subsidiaries.

General

The notes are general unsecured obligations of Magma and are subordinate in right of payment as described under “–Subordination of Notes.” The notes are convertible into common stock as described under “–Conversion of Notes.” The notes are limited to $150,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes mature on May 15, 2008, unless earlier converted or purchased by us, at your option upon a change in control.

Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Magma, except to the extent described under “Purchase of Notes at Your Option Upon a Change in Control.”

We will not pay interest on the notes unless specified defaults under the registration rights agreement occur.

We maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office is currently an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

You have the right, at your option, in whole or in part, to convert your notes into shares of our common stock at any time prior to maturity, unless previously purchased by us at your option upon a change in control, at the conversion price of $22.86 per share, subject to the adjustments described below. The initial conversion price is equivalent to a conversion rate of approximately 43.7445 shares per $1,000 principal amount of notes.

Except as described below, we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

If the notes are subject to purchase following a change in control, your conversion rights on the notes subject to purchase will expire at the close of business on the last business day before the purchase date, as the case may be, or such earlier date as the notes are presented for purchase, unless we default in the payment of the purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and the notes are purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

The conversion price will be adjusted upon the occurrence of:

(1)	the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)	the subdivision or combination of our outstanding common stock;

(3)	the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4)	the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5)	the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)

the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

We will not make any adjustment if holders of notes may participate in the transactions described above without converting.

If we implement a rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

In the event of

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Magma; or

•	a sale or conveyance to another person of the property and assets of Magma as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

Subordination of Notes

The payment of the principal of, premium, if any, and additional interest, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions do not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A portion of our operations are, or in the future may be, conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of September 30, 2003 we had no senior indebtedness outstanding and our subsidiaries had approximately $4.4 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated.

Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

“designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“indebtedness” means:

(1)	all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Magma or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)	all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)	all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)	all of our direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

“senior indebtedness” means the principal of, premium, if any, interest, including any, interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

(2)	any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Optional Redemption by Magma

We may not redeem the notes prior to the maturity date.

Purchase of Notes at Your Option upon a Change in Control

If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with any accrued and unpaid additional interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all our outstanding voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Magma (whether or not otherwise in compliance with the indenture).

However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this change in control definition:

•	“person” and “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

In the event of a purchase offer required as a result of a change in control, we will:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

We could, in the future, enter into certain transactions, including recapitalizations that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts’ of additional debt could adversely affect our ability to service our debt, including the notes.

Debt agreements that we may enter into in the future may prohibit our repurchase of the notes and provide that a change in control constitutes an event of default.

We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture whether or not purchase is permitted by the subordination provisions of the indenture.

If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of that debt to accelerate or require us to repurchase that debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in, an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

Each of the following constitute an event of default under the indenture:

(1)	we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2)	we fail to pay any additional interest on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3)	we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4)	we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5)	we fail to provide timely notice of a change in control;

(6)	any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an outstanding principal amount in excess of $15.0 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

(7)	certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder has any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or additional interest, if any, on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default and its consequences, except the following defaults or events of default:

•	failure to pay principal, premium or additional interest on any note when due;

•	failure to convert any note into common stock; or

•	failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to furnish to the trustee, on an annual basis, a statement by certain of our officers as to whether or not Magma, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of any note;

•	reduce the principal amount of or any premium or additional interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or additional interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;.

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

In connection with the initial purchase of the notes, we entered into a registration rights agreement with the initial purchasers. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the form of note listed as exhibits to the registration statement in connection with this prospectus for a full description of the registration rights that apply to the notes.

This prospectus is part of a shelf registration statement under the Securities Act that was filed to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. In the registration rights agreement, we agreed to file this shelf registration statement under the Securities Act not later than 90 days after May 22, 2003 to register the resales of the registrable securities delivered below. We will use our reasonable efforts to have the shelf registration statement declared effective as promptly as practicable but no later than 180 days after May 22, 2003 and to keep it effective until the earliest of:

•	two years from May 22, 2003;

•	the date when all of the registrable securities have been transferred pursuant to the shelf registration statement or Rule 144 under the Securities Act, or any similar provision then in force;

•	the expiration of the holding period under Rule 144(k) under Securities Act applicable to non-affiliates of Magma Design Automation; and

•	the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes, and any security issued with respect thereto upon any stock dividend, split or similar event, until, with respect to each such security, the earliest of:

•	its effective registration under the Securities Act and its resale in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act were it not held by an affiliate of Magma Design Automation; and

•	its transfer to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force,

if, as result of the event or circumstance described in any of the foregoing three bullet points, the legends with respect to transfer restrictions required under the indenture are removed or removable in accordance with the terms of the indenture or the legend.

We are permitted to suspend the use of this prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any three-month period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally, is required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement that are applicable to such holder.

If:

(1)	on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2)	on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

(3)	we fail, with respect to a holder that supplies the questionnaire described below, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling securityholders; or

(4)	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (a) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (b), if applicable, we do not terminate the suspension period described above by the 45th day, or 90th day, as the case may be,

(we refer to each such event described above in clauses (1) through (4) as a registration default), additional interest will accrue on the notes and the underlying, shares of common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% of the principal amount per year of the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (3), our obligation to pay additional interest extends only to the affected notes. We have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement. We will pay additional interest, if any, semiannually in arrears, with the first semi-annual payment due on the first May 15 or November 15 to occur after the date on which such additional interest begins to accrue.

We have agreed to give notice of our intention to file the shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture. The filing notice seeks, among other things, a determination from each of such holders as to whether such holder elects to have its notes and the common stock issuable upon conversion thereof registered for sale pursuant to the shelf registration statement.

We have agreed to give notice to all holders who have provided us with the notice and questionnaire described below of the effectiveness of the shelf registration statement. You are required to deliver the questionnaire prior to the effectiveness of the shelf registration statement so that you can be named as a selling securityholder in the prospectus. Upon receipt of your completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend its use under certain circumstances. If this filing requires a post-effective amendment to the shelf registration statement, we will pay additional interest if this amendment is not declared effective within 45 business days of the filing of the post-effective amendment.

We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding if all outstanding notes have or will become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity.

Transfer and Exchange

We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; and

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

All notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by its may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

U.S. Bank, National Association is the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may nor be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

We initially issued the notes in the form of one global security. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency,” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant whether directly or indirectly.

Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants designated by the initial purchasers. Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the each transfer of those beneficial interests is effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security; is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal premium, if any, and additional interest, if any, on the notes represented by the global security registered in the name of and held by DTC or its nominee, to DTC or its nominee, as the case may be, as the registered owner and holder of the global security.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or additional interest, if any, on the global security, will credit participants’ accounts with payments in amounts, proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC are effected in the ordinary way in accordance with DTC Rules and are settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the Rules and procedures governing their respective operations.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. This discussion does not purport to deal with all aspects of U.S federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of, the Code (generally, for investment). This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701 (b) ;of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (ii) a corporation or an entity treated as a corporation, formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701 (a) (30) of the Code. A “Non-U.S. Holder” is any holder of a note or common stock other than a U.S. Holder or a foreign, or domestic partnership.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Interest

The notes will not bear interest. However, if we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in “Description of the Notes.” If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to debt instruments that provide for contingent payments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. We believe neither the additional payments to be made nor the possibility of further additional payments should cause the notes should to be treated as contingent debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we do not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If the notes were treated as contingent debt instruments, the consequences described above would apply. In the event that we pay additional amounts, the holders would be required to recognize additional income that will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U. S. Holder’s regular method of accounting.

Market Discount

If a U.S. Holder purchases a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount,” unless that difference is less than a specified de minimis amount. Under the market discount rules, U.S. Holders will be required to treat any payment on, or any gain recognized on the sale, exchange, retirement or other disposition (including a gift or redemption at maturity) of the note (other than in connection with certain nonrecognition transactions but not including conversion of the note) as ordinary income to the extent of the market discount that U.S. Holders are treated as having accrued on the note at the time of the payment or disposition and have not previously included in income. In addition, U.S. Holders may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction (or certain non-recognition transactions where market discount is required to be taken into account), the deduction of all or a portion of the interest expense on any indebtedness attributable to the note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue on a constant interest method. U.S. Holders may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest expense deductions will not apply. A U.S. Holder’s election to include market discount in income currently, once made, applies to all market discount obligations acquired by such holder on or after the first taxable year to which such holder’s election applies and the election may not be revoked without the consent of the IRS.

Bond Premium

If a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the purchase date, such holder will be considered to have purchased the note at a “premium.” Premium may be subject to amortization and used to offset interest income on the note. However, the amount of premium that may be amortized and used to offset interest income may not include the amount of premium attributable to the conversion feature of the note (determined under any reasonable method). Since the notes were issued without stated interest and without original issue discount, we believe that generally any premium will be attributable to the conversion feature and therefore holders will not have any premium subject to amortization. As a result, the premium will only decrease the gain or decrease the loss a holder would otherwise recognize on disposition of a note or the shares received upon conversion of the note.

Conversion of Notes Into Common Stock

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividend received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) such holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder (plus any market discount with respect to which the U.S. holder elected to include in income as it accrued, as discussed above) less any principal payments received by such holder. Subject to market discount rules discussed above, any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than one year at the time of the sale or exchange. Generally, the maximum long term capital gains rate for individuals is 15%. Capital gain that is not long term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

The Common Stock

If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income as it is paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the amount of the U.S. Holder’s basis in its common stock; and any remaining excess will be treated as capital gain. U.S. Holders who are individuals and who receive dividends that are treated as “qualified dividend income” will be taxed at a maximum rate of 15%. Qualified dividend income for these purposes generally includes any dividend received or accrued in taxable years beginning before January 1, 2009 with respect to our stock held by a U.S. Holder for more than 60 days during the 120-day period beginning on the date which is 60 days before the date on which such stock becomes ex-dividend with respect to such dividend and which is not an amount which the U.S. Holder takes into account as investment income under Code Section 163(d)(4)(B). Dividends received or accrued by a U.S. Holder who is not an individual, or dividends received or accrued which do not constitute qualified dividend income, will be subject to tax at the ordinary income tax rates applicable to such U.S. Holder.

Gain or loss realized on the sale or exchange of common stock will equal the’ difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than one year. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Taxation of Additional Amounts

We believe that the payments of additional amounts should be treated as payments of interest for purposes of U.S. federal income taxation and therefore potentially subject to U.S. federal income tax withholding. We have assumed for purposes of this disclosure that the IRS will treat the payment of additional amounts as a payment of interest in all cases. If this assumption is not correct or we later determine that any payment of an additional amount should not be treated as a payment of interest, we may withhold 30% of the payment of the additional amount paid to a Non-U.S. Holder.

Assuming the payments of additional amounts are treated as interest for purposes of U.S. federal income taxation, such payments to most Non-U.S. Holders, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that: (i) owns, actually or constructively, at least 10 percent of our voting stock; or (ii) is a “controlled foreign corporation” that is related to us. If the portfolio interest exception does not apply, payments of additional amounts to a Non-U.S. Holder will be subject to withholding tax at a 30% rate, or will be subject to withholding tax at a reduced rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. The portfolio interest exception and entitlement to treaty benefits apply only if the Non-U.S. Holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN (or appropriate substitute form) to us or our paying agent.

Additional amounts that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder provides a properly executed Form W-8ECI (or appropriate substitute form), as applicable, to us or our paying agent. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Dividends

In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder provides a properly executed Form W-8ECI (or appropriate substitute form), as applicable to us or our paying agent. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes.

Sales, Exchange or Redemption of Notes or Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of dividends or additional amounts to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or additional amounts paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends or additional amounts on common stock will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Non-U.S. Holders—Dividends.”

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will generally be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of January 15, 2004, there were 33,391,391 shares of common stock outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to:

Dividends. Holders of common stock are entitled to receive non-cumulative dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors may determine.

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Preemptive Rights, Conversion and Redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

The issuance of preferred stock could delay, defer or prevent a change in control of Magma. As of October 31, 2003, there were no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2003, there were outstanding warrants to purchase a total of 40,317 shares of our capital stock with a weighted average exercise price of $7.44. In addition, we have entered into convertible bond hedge and warrant transactions with Credit Suisse First Boston International with respect to our common stock, the exposure for which is held by CSFB International. Under the convertible bond hedge arrangement, CSFB International agreed to sell to us, for $22.86 per share, up to 6,561,680 shares of Magma common stock to cover our obligation to issue shares upon conversion of the Notes. In addition, we issued CSFB International a warrant to purchase up to 6,561,680 shares of common stock for a purchase price of $31.50 per share. Purchases and sales under this arrangement may be made only upon expiration of the Notes or their earlier conversion (to the extent thereof). Both transactions may be settled at our option either in cash or in net shares, and will expire on the earlier of a conversion event or the maturity of the convertible debt on May 15, 2008.

Registration Rights

Holders of approximately 10 million shares of our common stock have the right to cause us to register these shares under the Securities Act based on:

•	Demand Registration Rights. One or more holders of 40% of (1) the common stock that was issued upon the automatic conversion of our Series C and D preferred stock upon the completion of our initial public offering; (2) the warrant issued in connection with our Series C preferred stock financing, upon exercise of such warrant into our common stock; and (3) the common stock issued upon the exercise of the warrants and the conversion of the notes issued in connection with our bridge financing in 2001, may require that we register their shares;

•	Piggyback Registration Rights. The holders of registrable securities under our Amended and Restated Investors’ Rights Agreement may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others, subject to specified limitations. In addition, some holders of our common stock were granted piggyback registration rights in connection with our acquisitions of VeraTest, Inc. and Aplus Design Technologies, Inc., and those holders have registration rights for an additional 56,662 and 607,173 shares, respectively of common stock if performance milestones are met; and

•	S-3 Registration Rights. As long as we are eligible to use form S-3, the holders of registrable securities have the right to request registrations on Form S-3, subject to specified limitations.

Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. Magma pays all registration expenses, other than underwriting discounts and commissions, related to any registration. The registration rights terminate upon the fifth anniversary of our initial public offering.

Delaware Anti-Takeover Law and Charter Provisions

Delaware Takeover Statute. We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:

•	before this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers or which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66- 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Certificate of Incorporation and Bylaws

Undesignated Preferred Stock. Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock may:

•	delay, defer or prevent a change in control;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•	discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board.

Special Meeting Requirements. Our bylaws provide that special meetings of stockholders be called at the request of the Chairman of the board of directors, the chief executive officer, the president or the board of directors.

Cumulative Voting. Both our certificate of incorporation and our bylaws do not provide for cumulative voting in the election of directors.

These provisions may deter a hostile takeover or delay a change in control or management of Magma.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “LAVA.”

LEGAL MATTERS

The validity of the securities offered under this prospectus has been passed upon for us by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of Magma Design Automation, Inc. as of March 31, 2003 and 2002 and for each of the years in the three-year period ended March 31, 2003, and the related financial statement schedule, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the-SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www sec.gov that contains reports, proxy statements, and other information regarding companies, such as Magma, that file electronically with the SEC. You can also inspect reports, proxy statements and other information about our company at the offices of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We incorporate information into this offering circular by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this offering circular, except for any such information superseded by information contained in later-filed documents or directly in this offering circular. This offering circular incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Magma Design Automation, Inc. SEC Filing (File No. 0-33213)	Filing Date
Annual Report on Form 10-K for the annual year ended March 31, 2003	June 20, 2003

Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003 and September 30, 2003	August 14, 2003 and November 14, 2003

Current Reports on Form 8-K, as amended	June 27, 2003, July 14, 2003, and October 31, 2003

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes under this document shall also be deemed to be incorporated in this offering circular by reference; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, California 95054

(408) 565-7500

Attn: Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document. These filings are also available free of charge through our Internet website, at http://www.magma-da.com.